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                            January 22, 2021

       Klaus Kleinfeld
       Chief Executive Officer
       Constellation Acquisition Corp I
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: Constellation
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251974

       Dear Mr. Kleinfeld:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 8, 2021

       Principal Shareholders, page 116

   1. Please revise your disclosure to identify the persons who have sole or shared voting or investment power for
the securities beneficially owned by Kleinfeld Constellation
                                                        Investment, LLC, MC.
Squared Holding AG and W Beteiligungen GmbH. For guidance,
                                                        please refer to Item
403 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Klaus Kleinfeld
Constellation Acquisition Corp I
January 22, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202)
551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameKlaus Kleinfeld
                                                           Division of
Corporation Finance
Comapany NameConstellation Acquisition Corp I
                                                           Office of Energy &
Transportation
January 22, 2021 Page 2
cc:       Derek Dostal
FirstName LastName